SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

(Name of Subject Company (Issuer))

AOL Inc.

(Names of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie Jacobs

Executive Vice President, General Counsel and Corporate Secretary

Damien Atkins Deputy General Counsel 770 Broadway New York, New York 10003 Telephone: (212) 652-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Brian J. Lane, Esq. James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Telephone: (202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on August 3, 2012 (as amended, the “Schedule TO”), and relates to the offer by AOL Inc., a Delaware corporation (the “Company”), to purchase shares of its common stock, par value $0.01 per share, up to an aggregate purchase price of $400 million, at a price not greater than $30.00 nor less than $27.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Tender Offer”). The Tender Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Final Amendment is being filed to report the results of the Tender Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer and the Schedule TO is expressly incorporated herein by reference.

The following information is provided pursuant to Rule 13e-4(c)(4):

1.	The Company has received the final results of the Tender Offer, which expired at 5:00 P.M., New York City time, on August 2, 2012.

2.	The Company has accepted for purchase 292,435 shares of its common stock at a purchase price of $30.00 per share, for an aggregate purchase price of approximately $8.8 million, excluding fees and expenses relating to the Tender Offer. The 292,435 shares accepted for purchase in the Tender Offer represent approximately 0.31% of the Company’s currently issued and outstanding shares of common stock.

3.	Stockholders who properly tendered and did not properly withdraw shares of common stock in the Tender Offer at or below the final purchase price of $30.00 per share will have all of their tendered shares purchased by the Company at $30.00 per share. Computershare Trust Company, N.A., the depositary for the Tender Offer, will promptly issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO, as amended, is true, complete and correct.

AOL INC.

/s/ Julie Jacobs
Name:	Julie Jacobs
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: August 7, 2012